Pricing Supplement No. 183L, dated March 14 , 2007 (To Prospectus dated April 5, 2005 and Prospectus Supplement dated April 12, 2005)	Rule 424(b)(5) File No. 333-117775 CUSIP #: 46623ECV9

JPMORGAN CHASE & CO.
EXTENDABLE LIBOR FLOATING RATE NOTE13 MONTH INITIAL MATURITY
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue
Principal Amount: Issue Price: Commission or Discount: Proceeds to Company: Moody's Rating: S&P Rating:	$ 1,000,000,000 100% $ 2,000,000 $ 998,000,000 Aa2 AA-
Underwriters	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$ 980,000,000
Muriel Siebert & Co., Inc.	10,000,000
M.R. Beal & Company	10,000,000
TOTAL	$ 1,000,000,000
Underwriters' Capacity: if as principal	[ ] As agent	[X] As principal

[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW.
[ X ]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Original Issue Date:	March 21, 2007
Initial Maturity:

April 11, 2008, or if that day is not a business day, the immediately preceding business day (a "business day" is any day, other than (i) a Saturday, Sunday or other day that, in New York City, banking institutions generally are authorized or required to close and (ii) a day that is not a London Business Day).

Final Maturity:	April 11, 2012, or if that day is not a business day, the immediately preceding business day.

Form:   [X]   Book-entry   [_]  Certificated

Currency:   U.S. Dollars

[  ]  Fixed Rate Note:

[X] Floating Rate Note:	CD [ ] Treasury Rate [ ]	Commercial Paper Rate [ ] Prime Rate [ ]	LIBOR Telerate [X] CMT [ ]	LIBOR Reuters [ ]

The obligations of the underwriters under the terms agreement, dated March 14, 2007, related to the master agency agreement, dated February 1, 1990 and amended as of June 12, 1997, including their agreement to purchase the notes from us, are several and not joint. The underwriters have agreed to purchase all of the notes if any of them are purchased.

Interest Payment Dates:

Monthly on the eleventh or the next good business day of each calendar month, via modified following business day convention, commencing April 11, 2007. The final interest payment date for any notes maturing prior to the final maturity date will be the relevant maturity date, and interest for the final interest period will accrue from and including the interest payment date in the month immediately preceding such relevant maturity date to but excluding the maturity date. The period from and including March 21, 2007, to but not including the next succeeding interest payment date, and each succeeding period beginning on and including the immediately preceding interest payment date to but excluding the next succeeding interest payment date is herein referred to as an "interest period."

Interest Period: see "Interest Payment Dates"

Interest Reset Dates: the first day of each interest period

Index Maturity:   1-month LIBOR

Spread:    the table below indicates the applicable spread to be added to the Index Maturity for the interest reset dates occurring during each of the indicated interest periods:

Interest Period:	Spread:
From March 21, 2007 to, but excluding, April 11, 2008	minus .02%
From April 11, 2008 to, but excluding, April 11, 2009	+.00%
From April 11, 2009 to, but excluding, April 11, 2010	+.01%
From April 11, 2010 to, but excluding, April 11, 2011	+.02%
From April 11, 2011, but excluding, April 11, 2012	+.02%

Multiplier:    Not Applicable

Maximum Interest Rate:  Not Applicable     Minimum Interest Rate:  Not Applicable

Election To Extend The Maturity Of A Note:

The holder of a note may elect to extend the maturity of any principal amount of $1,000, or any integral multiple thereof, of that note during the notice period relating to each election date (as described below). A holder's election to extend the maturity of any note will cause the maturity of those notes to be extended to the eleventh day of the calendar month which is one month after (1) the initial maturity date (in the case of the initial extension of maturity) or (2) any later date to which the maturity date of those notes has previously been extended. If any such date would otherwise be a day that is not a business day, then the maturity date of those notes will be extended to the immediately preceding business day. In no event may the maturity of any note be extended beyond April 11, 2012, the final maturity date.

The election dates will be the eleventh day of each calendar month, commencing on April 11, 2007. The last election date for any note then outstanding will be March 11, 2011. However, if an election date would otherwise be a day that is not a business day, the election date will be extended to the immediately following business day.

For example, your election to extend the maturity date of a note as of the April 11, 2007 election date will cause the initial maturity date of that note to be extended from April 11, 2008 to May 11, 2008. Your election to extend the maturity date of a note effective as of the May 11, 2007 election date will cause the maturity date of that note to be extended from May 11, 2008 to June 11, 2008.

To make an election to extend the maturity of the notes effective on any election date, the holder of a note must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end at 12:00 noon (New York City time) on the election date. A notice of election must be delivered through the normal clearing channels described in more detail under "Other Terms" below, on or after the first day of the notice period and no later than 12:00 noon (New York City time) on the last business day in the notice period relating to the applicable election date. Upon delivery of a notice of election to extend the maturity of the notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last business day in the notice period relating to the applicable election date, at which time such notice will irrevocable.

If, with respect to any election date, the holder of a note does not make a timely and proper election to extend the maturity of all or any portion of the principal amount of the notes, the principal amount of the notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of the notes for which such election is not exercised will be represented by a substitute note issued as of such election date. The substitute note so issued will have the same terms as the original notes, except that it will not be extendable, it will have a separate CUSIP number and its non-extendable maturity date will remain the then-current maturity date, which is generally 12 months after the election date. The failure to elect to extend the maturity of all or any portion of the notes will be irrevocable and will be binding upon any subsequent holder of such notes.

For example, if you do not elect to extend the maturity date of the notes effective as of April 11, 2007, you will receive a substitute note. The maturity date on that substitute note will remain the then-current maturity date, April 11, 2008. If you initially extend the maturity of your notes on April 11, 2007 but do not elect to extend the maturity date of your notes effective on the May 11, 2007 election date, you will receive a substitute note. The maturity date on such substitute note will remain the then-current maturity date, May 11, 2008.

All substitute notes will remain subject to the Optional Redemption, described below.

Optional Redemption:  Yes [ X ]   No [ ]

We may, at our option, on any optional redemption date specified below, redeem some or all of the Notes at the redemption price equal to 100% of the principal amount of the redeemed Notes, plus any accrued interest then payable with respect to such redeemed Notes to but excluding the date fixed for redemption.

Optional Redemption Dates

01/11/2008 01/11/2009 01/11/2010 01/11/2011 01/11/2012

04/11/2008 04/11/2009 04/11/2010 04/11/2011

07/11/2007 07/11/2008 07/11/2009 07/11/2010 07/11/2011

10/11/2007 10/11/2008 10/11/2009 10/11/2010 10/11/2011

Other Terms:

The notes will be issued in registered global form and will remain on deposit with DTC as depositary for the notes as described under "Book-Entry Issuance" in the accompanying Prospectus. Therefore, you must exercise the option to extend the maturity of your notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your notes, or your revocation of such an election, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify DTC of your election to extend the maturity of your notes, or to revoke any such election, in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any election date so that it can deliver a report of such election to The Bank of New York, as paying agent for the notes. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a business day, notice of your election to extend the maturity of your notes, or to revoke your election, must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first business day following the election date.

None of J.P. Morgan Securities Inc., the trustee, The Bank of New York or any agent of any of them will have any liability to the holder or any direct participant, indirect participant or beneficial owner for any delay in exercising the option to extend the maturity of a note.

J.P. Morgan Securities Inc. makes no recommendation as to whether you should extend the maturity of a note. You are urged to consult your advisors as to the desirability of exercising your right to extend the maturity of the notes.

Certain United States Federal Income Tax Consequences:

This section supplements the discussion of United States federal income taxation in the accompanying prospectus supplement, with respect to United States holders.

Although there is no authority directly on point, JPMorgan Chase & Co. intends to treat the notes as having a term ending on the final maturity date for tax purposes because of a holder's right to extend the term to such date. Under such treatment, a holder's election to extend the maturity of the principal amount of the notes in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes. Also, even though the spread increases during the term of the notes, the amount of the increase is de minimis and, therefore, the notes will not constitute original issue discount notes.

By purchasing the notes, investors agree to report the United States federal income tax consequences of their ownership of the notes consistently with the foregoing treatment.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that the courts will uphold, the characterization and the treatment of the notes described above. Any differing characterization or treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In addition, if the IRS were successful in asserting that the term of the notes ends on the initial maturity date, an election to extend the maturity of the principal amount of the notes could constitute a taxable event for United States federal income tax purposes. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the notes.